Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
Dated as of July 15, 2010
among
PROSIGHT SPECIALTY INSURANCE HOLDINGS, INC.
PSI MERGER SUB INC.
and
NYMAGIC, INC.

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of July 15, 2010 (this “Agreement”), is among ProSight Specialty Insurance Holdings, Inc., a Delaware corporation (“Parent”), PSI Merger Sub Inc., a New York corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and NYMAGIC, INC. a New York corporation (the “Company”). Certain terms used in this Agreement have the meanings set forth in Section 8.11.
RECITALS
WHEREAS, the respective Boards of Directors of the Company and Merger Sub have adopted and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions provided for in this Agreement;
WHEREAS, Parent, in its capacity as the sole shareholder of Merger Sub, has agreed to adopt this Agreement and approve the Merger by unanimous written consent, with such approval and adoption effective upon execution of this Agreement;
WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain shareholders of the Company are entering into a Shareholders Agreement (the “Shareholders Agreement”) pursuant to which, among other things, such shareholders have agreed to vote to adopt this Agreement and to take certain other actions in furtherance of the Merger, in each case on the terms set forth therein; and
WHEREAS, concurrently with the execution of this Agreement, each of (a) GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG and GS Capital Partners VI Parallel, L.P. and (b) TPG Partners VI, L.P. (each, a “Guarantor”), has provided a guarantee substantially in the form attached hereto as Exhibit A (the “Guarantee”), dated as of the date hereof, in favor of the Company, with respect to the obligations of Parent and Merger Sub arising under, or in connection with, this Agreement.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
SECTION 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the New York Business Corporation Law (the “NYBCL”), at the Effective Time, Merger

Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).
SECTION 1.2. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 at 10:00 a.m. (New York City time) on a date to be specified by the Company and Parent, which date shall be no later than the second (2nd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or at such other place, date and/or time as may be agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
SECTION 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Department of State of the State of New York a certificate of merger, executed in accordance with, and in such form as complies with, the relevant provisions of the NYBCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”).
SECTION 1.4. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the NYBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
SECTION 1.5. Certificate of Incorporation and By-laws of the Surviving Corporation. The certificate of incorporation and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter amended as provided therein or by Law.
SECTION 1.6. Directors and Officers of the Surviving Corporation.
(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, to hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation. Prior to the Closing Date, the Company shall take all reasonable action necessary to cause the directors of the Company to resign as directors of the Company effective no later than the Effective Time.
(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK
SECTION 2.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $1.00 per share, of the Company (“Company Shares”) or any shares of capital stock of Merger Sub:
(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation.
(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any Company Shares that are owned by the Company as treasury stock, and any Company Shares owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each Company Share which is owned by any Subsidiary of the Company shall remain outstanding, with appropriate adjustment to the number thereof to preserve such Subsidiary’s relative ownership percentage in the Company.
(c) Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or to remain outstanding in accordance with Section 2.1(b)) shall be converted into the right to receive $25.75 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”), or un-certificated book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented any such Company Shares shall thereafter cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.3(b), without interest.
SECTION 2.2. No Appraisal Rights. In accordance with Section 910 of the NYBCL, no appraisal rights shall be available to holders of Company Shares in connection with the Merger.

SECTION 2.3. Exchange of Certificates.
(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit with a bank or trust company as may be designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Company Shares converted at the Effective Time into the right to receive the Merger Consideration pursuant to Section 2.1(c), the aggregate Merger Consideration to which such holders shall become entitled pursuant to Section 2.1(c) (the “Exchange Fund”). The Exchange Fund shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in short-term direct obligations of the United States or for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent or as Parent otherwise directs.
(b) Procedures. Promptly, and in any event no later than three (3) Business Days, after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Shares converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration a letter of transmittal and related instructions which shall (i) specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or book-entry transfer of the Book-Entry Shares) to the Paying Agent and (ii) otherwise be in customary form and include customary provisions (including with respect to delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares) for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent or such other evidence, if any, of transfer as the Paying Agent may reasonably request), the holder of such Certificate (or Book-Entry Shares, as applicable) shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Company Share formerly represented by such Certificate (or Book-Entry Shares, as applicable), and the Certificate (or Book-Entry Shares, as applicable) so surrendered shall forthwith be canceled. If any portion of such consideration is to be issued and paid to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Shares were registered, it shall be a condition to such issuance and payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and (ii) the Person requesting such issuance shall have paid any transfer and other Taxes required by reason of the issuance and payment of such consideration to a Person other than the registered holder of such Certificate or Book-Entry Shares surrendered or shall have established to the reasonable satisfaction of the Paying Agent and the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest. Notwithstanding anything to the contrary in this Agreement, a holder of Book-Entry

Shares shall not be required to deliver a Certificate to the Paying Agent to receive the consideration to which such holder is entitled pursuant to this Article II in respect of such Book-Entry Shares.
(c) Transfer Books; No Further Ownership Rights in Company Shares. The Merger Consideration issued and paid in respect of Company Shares represented by Book-Entry Shares, or upon the surrender for exchange of Certificates, in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Shares previously represented by such Book-Entry Shares and Certificates (as applicable), and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares or Certificates that evidenced ownership of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided for in this Agreement or by Law. Subject to the last sentence of Section 2.4, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue and pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be issued and paid in respect of the Company Shares formerly represented by such Certificate, as contemplated by this Article II.
SECTION 2.4. Termination of Fund. At any time following the nine (9)-month anniversary of the Closing Date, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any instruments and funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates or transfer of any Book-Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Company Shares for the Merger Consideration, except for charges and expenses of holders of Company Shares. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
SECTION 2.5. No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
SECTION 2.6. Withholding Taxes. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Article II such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
SECTION 2.7. Company Stock Plans.
(a) Company Options. Prior to the Effective Time, the Company shall take all actions under the NYMAGIC, INC. 1991 Stock Option Plan, the NYMAGIC, INC. 2002 Nonqualified Stock Option Plan as amended and restated and the NYMAGIC, INC. 2004 Amended and Restated Long-Term Incentive Plan (together, the “Company Stock Plans”) and otherwise necessary to provide that the unexercised portion of each option outstanding immediately prior to the Effective Time that represents the right to acquire Company Shares (each, a “Company Option”) shall at the Effective Time vest in full, to the extent unvested, and then be canceled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each Company Share then subject to the Company Option; provided, however, that no action taken by the Company or any holder of a Company Option shall be required to be irrevocable until immediately prior to the Effective Time. Such actions shall include the Company’s use of its best efforts to obtain the consent of the holders of any Underwater Option to cancel and terminate the Underwater Option without receipt of any Option Consideration. For purposes of this Agreement, “Option Consideration” means, with respect to any Company Share subject to a particular Company Option, an amount equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price payable in respect of such Company Shares subject to such Company Option and any required withholding Taxes. It is understood for the avoidance of doubt that a Company Option for which such exercise price equals or exceeds such Merger Consideration (“Underwater Option”) per share shall be canceled and terminated without the receipt of any Option Consideration. The Option Consideration shall be paid as soon as practicable after the Closing Date, but in no event later than three (3) Business Days after the Closing Date.
(b) Company RSUs, Company DSUs and Company PSUs. Prior to the Effective Time, the Company shall take all actions under the Company Stock Plans and otherwise as necessary to provide that each restricted stock unit, whether vested or unvested (“Company RSU”), each deferred stock unit (“Company DSU”), and each performance stock unit for which the performance targets have been achieved (“Company PSU”), issued by the Company under the Company Stock Plans pursuant to which Company Shares may be issued, shall at the Effective Time be canceled and converted into the right to receive an amount of cash, equal to (A) the number of Company Shares issuable upon conversion of such Company RSU, Company DSU or Company PSU multiplied by the Merger Consideration, plus (B) in accordance with the terms of the Company Stock Plans and applicable award agreements, any interest and the value of any dividend rights credited with respect to any such Company RSU, Company DSU or Company PSU minus (C) any required withholding Taxes. Such amounts shall be paid as soon as practicable after the Closing Date in accordance with the terms and conditions of the applicable plans and award agreements, but in no event later than three (3) Business Days after the Closing Date.
(c) All amounts payable pursuant to this Section 2.7 shall be subject to any required withholding Taxes or proof of eligibility for exemption therefrom, in accordance with Section 2.6.
SECTION 2.8. Adjustments. Notwithstanding any provision of this Article II to the contrary (but without limiting the covenants in Section 5.3), if between the date hereof and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, stock split, reclassification, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, stock split, reclassification, combination, exchange of shares or similar transaction.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as disclosed in the Company SEC Documents filed prior to the date hereof (other than any disclosures that contain general cautionary, predictive or forward-looking statements set forth in any section of a Company SEC Document entitled “risk factors” or constituting “forward-looking statements” or any other sections of such filings solely to the extent such sections contain general cautionary, predictive or forward-looking statements), provided, that Section 3.2(a), Section 3.3 and Section 3.8 shall not be qualified by disclosure in such Company SEC Documents, or (b) as disclosed in the corresponding sections or subsections of the disclosure schedule, dated the date hereof, delivered to Parent by the Company prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to any section or subsection of this Agreement to which the relevance of such item is reasonably apparent), as of the date of this Agreement (or such other time as may be specified), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.1. Organization, Standing and Corporate Power.
(a) Each of the Company and its Subsidiaries is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized and has all requisite corporate or other power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed and qualified, as applicable, to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not have a Material Adverse Effect on the Company (a “Company Material Adverse Effect”).
(b) Section 3.1(b)(i) of the Company Disclosure Schedule sets forth the name of each Subsidiary owned (whether directly or indirectly) by the Company and the state or jurisdiction of its organization. Except as set forth in Section 3.1(b)(ii) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, voting securities or other equity interests in any Person.
(c) The Company has delivered to Parent correct and complete copies of its articles of incorporation and by-laws (the “Company Charter Documents”) and of the Subsidiary Documents, in each case as amended and in effect as of the date hereof. Except as set forth on Section 3.1(c) of the Company Disclosure Schedule, the Company has made available to Parent correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the shareholders, Board of Directors and each committee of the Board of Directors of each of the Company and its Subsidiaries held since January 1, 2008.
SECTION 3.2. Capitalization.
(a) The authorized capital stock of the Company consists of 30,000,000 Company Shares. At the close of business on July 14, 2010, (i) 8,499,513 Company Shares were issued and outstanding, (ii) 4,118,019 Company Shares were held by the Company in its treasury and (iii) 681,623 Company Shares were reserved for issuance under the Company Stock Plans (of which (A) 287,450 Company Shares were subject to outstanding Company Options, (B) 94,973 Company Shares were subject to Company DSUs, (C) 287,200 Company Shares were subject to Company RSUs and (D) up to 12,000 Company Shares were subject to Company PSUs). All outstanding shares of capital stock, voting securities or other equity interests of the Company have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a correct and complete list of all outstanding Company Options, Company DSUs, Company PSUs, Company RSUs and Restricted Shares, which list sets forth, with respect to each such award, the number of Company Shares subject thereto, the grant date, the holder and, with respect to Company Options, the end date and grant price. Except as set forth in

Section 3.2(a) of the Company Disclosure Schedule, all Company Options have an exercise price equal to no less than the fair market value of the underlying Company Shares on the date of grant.
(b) Except as set forth in this Section 3.2, and except for grants of Company Options, Company DSUs, Company RSUs and Company PSUs made in the ordinary course of business consistent with past practice, in each case pursuant to the terms of the Company Stock Plans in effect as of the date of this Agreement, there are no (i) outstanding shares of capital stock of the Company, (ii) outstanding securities of the Company or its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or (iii) outstanding options, warrants or rights, or commitments or agreements, to acquire from the Company, or that obligate the Company to issue, shares of capital stock of the Company or any securities of the Company or its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any securities, options, warrants or rights convertible into or exchangeable or exercisable for shares of capital stock of the Company. All outstanding Company Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.
(c) All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company (i) have been duly authorized and validly issued, (ii) are fully paid and nonassessable and (iii) are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”), other than Permitted Liens.
(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, no Company Shares or other securities of the Company are owned by any Subsidiary of the Company.
SECTION 3.3. Authority; Voting Requirements.
(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized and approved by the Board of Directors of the Company (“Company Board”). Subject to obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the

Company of this Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) together, the “Bankruptcy and Equity Exception”).
(b) The Negotiating Committee of the Board of Directors (the “Negotiating Committee”) at a meeting duly called and held, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and (ii) resolved to recommend to the Company Board that it approve and declare advisable this Agreement and the Transactions contemplated hereby, including the Merger. The Company Board, acting upon the recommendation of the Negotiating Committee, at a meeting duly called and held, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) adopted and approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (iii) directed that the Company submit the adoption of this Agreement to a vote at a meeting of the shareholders of the Company in accordance with the terms of this Agreement and (iv) resolved, subject to Section 5.2, to recommend that the shareholders of the Company adopt this Agreement at the Company Shareholders Meeting.
(c) The affirmative vote (in person or by proxy) of the holders of no less than two-thirds of the outstanding Company Shares at the Company Shareholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to approve this Agreement and the Transactions.
SECTION 3.4. Non-Contravention. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions nor compliance by the Company with any of the terms or provisions hereof will (a) violate or conflict with any provision of the Company Charter Documents or any of the Subsidiary Documents, (b) assuming that the authorizations, consents and approvals referred to in Section 3.5 and the Company Shareholder Approval are obtained and the filings referred to in Section 3.5 are made, violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (c) violate, breach, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or Permit to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clauses (b) and (c) above, for such violations, breaches, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) to the Knowledge of the Company, reasonably be expected to prevent consummation of the Transactions.
SECTION 3.5. Governmental Approvals. Except for (a) the filing with the SEC of a proxy statement relating to the Transactions (as amended or supplemented from time to time, the “Proxy Statement”) and other filings required under and compliance with the other applicable requirements of the Exchange Act and the rules of the NYSE, (b) the filing of the Certificate of Merger with the Department of State of the State of New York pursuant to the NYBCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and (d) the consents, approvals, authorizations, Permits, filings or notifications listed in Section 3.5 of the Company Disclosure Schedule (including filings with and approval of the insurance regulatory authorities in the jurisdictions listed thereon), no consents or approvals of, or filings, Permits, notifications, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, Permits, notifications, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) reasonably be expected to prevent consummation of the Transactions.
SECTION 3.6. Company SEC Documents; Internal Controls.
(a) Except as set forth in Section 3.6(a) of the Company Disclosure Schedule, the Company has filed or furnished, as applicable, on a timely basis all Company SEC Documents required to be filed or furnished, as applicable, with the SEC since January 1, 2008 (the “Required Company SEC Documents”). As of their respective effective dates (in the case of the Required Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or dates furnished to the SEC (in the case of all other Required Company SEC Documents), the Required Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Required Company SEC Documents, and none of the Required Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of filing of such amendment) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC staff with respect to the Required Company SEC Documents. None of the Company’s subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) The consolidated financial statements of the Company included in the Required Company SEC Documents, as amended or supplemented prior to the date of this Agreement, were prepared, in all material respects, in accordance with and complied, in all material respects, with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal and recurring year-end adjustments).
(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within the Company, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
(d) The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct.
(e) Since, January 1, 2008, the Company has been in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, (ii) the applicable listing and corporate governance rules and regulations of the NYSE and (iii) the applicable provisions of the Foreign Corrupt Practices Act of 1977, as amended, and any other Laws concerning corrupting payments.
(f) Since January 1, 2008, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer or auditor of the Company or any of its Subsidiaries, has received or been informed of any complaint, allegation, assertion or claim, whether written or oral, regarding a deficiency with the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls reasonably likely to lead to material non-compliance by the Company with GAAP or the Exchange Act

(including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices), which complaint, allegation, assertion or claim was not publicly disclosed in the Required Company SEC Documents or appropriately addressed or otherwise cured and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof.
SECTION 3.7. Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of March 31, 2010 (the “Balance Sheet Date”) (including the notes thereto) included in any Company SEC Document filed by the Company and publicly available prior to the date hereof, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) disclosed in Section 3.7 of the Company Disclosure Schedule, (iv) incurred in connection with the Merger or any other Transactions or (v) that, individually or in the aggregate, are not material to the Company and its Subsidiaries.
SECTION 3.8. Absence of Certain Changes or Events. Except as set forth in Section 3.8 of the Company Disclosure Schedule, since December 31, 2009 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice, (b) there has not been any change, development, occurrence, event or state of facts that, individually or in the aggregate, has had or would have a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof without the consent of Parent, would constitute a breach of any of the covenants set forth in clauses (e), (f), (g), (h), (i), (j), or (k) through (q) of Section 5.3; provided that for the purposes of this Section 3.8, any references to “$100,000” in Section 5.3(g) shall be deemed references to “$500,000.”
SECTION 3.9. Legal Proceedings. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries, by or before any Governmental Authority, in each case, that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries.

SECTION 3.10. Compliance With Laws; Permits. Since January 1, 2008, the Company and its Subsidiaries have been in compliance with all Laws applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. Each of the Company and its Subsidiaries is in possession of all licenses, franchises, permits, certificates, approvals and authorizations of any Governmental Authority necessary for it to own, lease and operate its properties or to carry on its business as it is now being conducted (“Permits”), in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. Since January 1, 2008, neither the Company nor any of its Subsidiaries has received notice to the effect that a Governmental Authority (a) claimed or alleged that the Company or any of its Subsidiaries was not in compliance with all Laws applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations or (b) was considering the amendment, termination, revocation or cancellation of any Permit, except, in either case, for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries.
SECTION 3.11. Company SAP Statements. Each of the Company Insurance Subsidiaries has filed or submitted all Company SAP Statements required to be filed with or submitted to the insurance departments of their respective jurisdictions of domicile on forms prescribed or permitted by such department, except for such failures to file or submit which would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company SAP Statements were prepared in all material respects in conformity with SAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto), and the Company SAP Statements fairly present, in all material respects, the statutory financial position of such Company Insurance Subsidiaries as at the respective dates thereof and the statutory results of operations of such Company Insurance Subsidiaries for the respective periods then ended. To the Knowledge of the Company, no material deficiency has been asserted in writing with respect to any Company SAP Statement by the domiciliary state insurance department of such filing Company Insurance Subsidiary that has not been remedied.
SECTION 3.12. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the shareholders of the Company or, at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing.
SECTION 3.13. Tax Matters.

(a) The Company and each of its Subsidiaries has (i) duly and timely filed all material Tax Returns required to be filed and all such Tax Returns are accurate and complete in all material respects, and (ii) timely paid all material Taxes (whether or not shown due on any Tax Return), other than Taxes that are being contested in good faith, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements.
(b) The Company and each of its Subsidiaries has withheld and paid over all material Taxes required to have been so withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.
(c) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the filing of any material Tax Return or the assessment or collection of any material Tax that remains in effect. The material Tax Returns of the Company and each of its Subsidiaries have been examined by the appropriate taxing authorities or the applicable statute of limitations has expired for all years to and including the year ending December 31, 2005. All material assessments for Taxes of the Company or any of its Subsidiaries have been fully paid. There are no disputes, audits, examinations or proceedings pending (or to the Knowledge of the Company, threatened in writing), or claims asserted, for material Taxes of the Company or any of its Subsidiaries.
(d) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.
(e) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any such agreement or arrangement exclusively between or among the Company and its Subsidiaries).
(f) Neither the Company nor any of its Subsidiaries (i) is or has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.
(g) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(h) Since January 1, 2005, neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling,

technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding. The Company and its Subsidiaries have complied with and prepared all Tax Returns in accordance with any private letter ruling, technical advice memorandum, or similar ruling or memorandum obtained from a taxing authority prior to January 1, 2005.
(i) Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(j) The Company is not, has not been, and will not be, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(k) Neither the Company nor any of its Subsidiaries has agreed or is required to include in income any material adjustment under Section 481(a) of the Code (or an analogous provision of Law) by reason of a change in accounting method or otherwise.
SECTION 3.14. Employee Benefits and Labor Matters.
(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of all material: (i) “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); (ii) employment, individual consulting, indemnification, change in control, retention, severance, transaction bonus or other compensation agreements; and (iii) bonus or other incentive compensation, stock purchase, equity or equity-based compensation, retirement, deferred compensation, termination, paid time-off, compensation-related tax gross up, employee loan, welfare benefit, life insurance, salary continuation, cafeteria, tuition reimbursement and any other material employee benefit plans, policies, agreements or arrangements with respect to which the Company or any of its Subsidiaries has any obligation or liability, contingent or otherwise, for current or former employees, individual consultants or directors of the Company or any of its ERISA Affiliates (as defined below) (collectively, the “Company Plans”). “ERISA Affiliates” means any trade or business, affiliate or subsidiary of the Company which is or has been under common control or which is or has ever been treated as a single employer with any of them under Section 414(b), (c), (m) or (o) of the Code. None of the Company Plans (i) is subject to Title IV of ERISA; (ii) is a “multiemployer plan”, as defined in Section 3(37) of ERISA; (iii) is or has been subject to Sections 4063 or 4064 of ERISA; and (iv) provides for post-retirement health, medical or life insurance coverage for former or current employees of the Company or any of its Subsidiaries, except as may be required under Part 6 of the Subtitle B of Title I of ERISA.
(b) Correct and complete copies of the following documents with respect to each of the Company Plans have been made available to Parent by the Company to the extent applicable: (i) any plan and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto (or written summaries of any non-written Company Plans); (ii) the three most recent Forms 5500 and all schedules thereto; (iii) the three most recent actuarial or financial reports; (iv) the most recent IRS determination letter; and (v) the most recent summary plan descriptions and any summaries of material modification, any material employee communications relating to any bonus arrangements and any amendment or modification thereto.
(c) The Company Plans have been maintained, in all material respects, in accordance with their terms and all applicable provisions of ERISA, the Code and other applicable Laws. To the Knowledge of the Company, neither the Company nor any fiduciary with respect to the Company Plans has engaged in a non-exempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA which could result in any material liability to the Company or the Company Plans. There are no pending actions, claims, investigations, lawsuits or other proceedings brought or filed with or by any Governmental Authority or arbitrator which have been asserted or instituted against any of the Company Plans, the assets or any of the trusts under such plans or, with respect thereto, the Company, any of its Subsidiaries, the plan sponsor or the plan administrator that, individually or in the aggregate could result in a material liability to the Company or the affected Company Plan, or, to the Knowledge of the Company, against any fiduciary of the Company Plans arising from, relating to, or in connection with the Company Plans (other than routine benefit claims).
(d) The Company Plans intended to qualify under Section 401 or other tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified, and any trusts intended to be exempt from federal income taxation under the Code are so exempt. Nothing has occurred with respect to the operation of the Company Plans that could reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any liability, penalty or tax under ERISA, the Code, or other applicable Laws that, individually or in the aggregate, could result in a material liability to the Company or the affected Company Plan.
(e) Except as set forth in Section 3.14(e)(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger will (alone or together with other events) with respect to the employment or service of any employee, director or individual independent contractor of the Company or any of its Subsidiaries)(i) result in any payment becoming due to any employee, director or individual independent contractor of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Plan, (iii) require any contributions or payments to fund any obligations under any Company Plan, or (iv) result in the acceleration of the time of payment, funding or vesting of any such benefits under any Company Plan. Section 3.14(e)(ii) of the Company Disclosure Schedule lists the payments and benefits with respect to each “disqualified individual” (as defined in Section 280G(c) of the Code) that could be deemed a “parachute payment” (as defined in Section 280G(b)(2) of the Code) as a result of the consummation of the Merger.
(f) Other than as set forth on Section 3.14(f) of the Company Disclosure Schedule or as required pursuant to this Agreement, the Company does not have any written, or material oral, legally binding contract, plan, or commitment to create any additional Company Plan or to modify any existing Company Plan.
(g) No Company stock or other security issued by the Company forms or has formed a material part of the assets of any Company Plan that is intended by the Company to provide retirement benefits.
(h) Neither the Company nor any of its Subsidiaries has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees, nor has the Company or any of its Subsidiaries entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees. To the Knowledge of the Company, there is no union organization activity involving any of the employees of the Company or any of its Subsidiaries pending or threatened. With respect to the Company or any of its Subsidiaries there is no picketing pending or, to the Knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other material labor disputes involving any of the employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened. Except as set forth on Section 3.14(h) of the Company Disclosure Schedule, there are no complaints, charges, claims, investigations, lawsuits or other proceedings against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that could be brought or filed with or by any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. The Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including, without limitation, all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six months prior to the Effective Time, determined in each case without regard to any terminations of employees of the Company or any of its Subsidiaries or plant closings that occur following the Closing Date.
SECTION 3.15. Environmental Matters.
(a) Except for those matters that, individually or in the aggregate would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws, (ii) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, owned, operated or leased by the Company or any of its Subsidiaries, (iii) other than as provided for in insurance and reinsurance contracts issued in the ordinary course of the Company’s business, neither the Company nor any of its Subsidiaries has received any notice of or entered into any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws and (iv) to the Knowledge of the Company, no facts, circumstances or conditions exist with respect to the Company or any of its Subsidiaries including at any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries that could reasonably be expected to result in the Company and its Subsidiaries incurring liabilities under Environmental Laws.
(b) For purposes of this Agreement:
(i) “Environmental Laws” means all Laws relating to the environment, preservation or reclamation of natural resources, the presence, management or release of, or exposure to, Hazardous Materials, or to human health and safety.
(ii) “Hazardous Materials” means any material, substance of waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.
SECTION 3.16. Contracts.
(a) Set forth in Section 3.16(a) of the Company Disclosure Schedule is a list of each of the following to which the Company or any of its Subsidiaries is a party:
(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;
(ii) any Contract that purports to limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or Affiliates to compete in any geographic area or line of business or restrict the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates may sell products or deliver services;
(iii) any joint venture, partnership or other similar agreement, including agreements pursuant to which the Company or any of its Subsidiaries hold minority interests;
(iv) any Contract (or series of related Contracts) that involves the acquisition or disposition, directly or indirectly (by merger, purchase or otherwise), of capital stock or other equity interests or assets (including books of business), that (A) was entered into since January 1, 2008 or (B) contains obligations (including indemnification, “earn-out” or other contingent obligations)

that are still in effect and could result in material payments by the Company or any of its Subsidiaries;
(v) any loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, in each case in excess of $100,000;
(vi) any employment, severance, retention or indemnification contract applicable to (A) any “named executive officer” (as such term is defined in Item 402 of Regulation S-K) or director of the Company or (B) any employee of the Company or any its Subsidiaries entitled to at least one (1)-month’s severance pay or to annual compensation in excess of $200,000, in each case, that cannot be canceled by the Company (or the applicable Subsidiary of the Company) upon sixty (60) days’ notice without liability, penalty or premium;
(vii) any Contract containing outstanding obligations (whether or not measured in cash) in excess of $1,000,000 in any twelve (12)-month period or that is otherwise material to the business of the Company;
(viii) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date hereof of assets (including books of business) other than in the ordinary course of business consistent with past practice;
(ix) any Contract entered into since January 1, 2007 providing for outbound reinsurance of any risks of any Company Insurance Subsidiary or any Insurance Pool in which any Company Insurance Subsidiary participates;
(x) any lease for real property; and
(xi) any commitment or agreement to enter into any of the foregoing (the Contracts and other documents required to be listed in (A) on Section 3.16(a)(i) of the Company Disclosure Schedule, together with any and all other Contracts of such type entered into in accordance with Section 5.3, each a “Material Contract”) and (B) Section 3.16(a)(ii)-(x) of the Company Disclosure Schedule, together with any and all other Contracts of such type entered into in accordance with Section 5.3, each a “Company Contract”).
(b) The Company has made available to Parent correct and complete copies of each Material Contract and Company Contract, together with any and all amendments and supplements thereto. Each Material Contract and, to the Knowledge of the Company, each Company Contract, is valid and binding on the Company and each of its Subsidiaries party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, there is no breach or default under any

Material Contract or to the Knowledge of the Company, under any Company Contract, by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto and no condition exists that with or without the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No party to any Material Contract or, to the Knowledge of the Company, any Company Contract, has given the Company or any of its Subsidiaries notice of its intention to cancel, terminate, change the scope of rights under, or not renew, any Material Contract or Company Contract.
SECTION 3.17. Title to Property. The Company and its Subsidiaries (a) have good and valid title to, or valid leasehold or sublease interests or other comparable contract rights in and to, all properties and other assets which are, individually or in the aggregate, material to the business or financial condition of the Company and its Subsidiaries taken as a whole, free and clear of all Liens (except for Permitted Liens) and (b) have complied with the terms of each lease of property that is material to the Company and its Subsidiaries, taken as a whole. Such leases are in full force and effect (except for any scheduled expirations after the date hereof in accordance with the terms of such leases) and enforceable in accordance with their respective terms against the Company or its Subsidiary party thereto and, to the Knowledge of the Company, the other parties thereto (subject in each case to the Bankruptcy and Equity Exception), and neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a material default with respect to any such lease. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases in all material respects, except where the failure to so comply would not, individually or in the aggregate, have a Company Material Adverse Effect.
SECTION 3.18. Technology and Intellectual Property.
(a) Section 3.18(a)(i) of the Company Disclosure Schedule contains a complete and accurate list of all Owned Intellectual Property. Section 3.18(a)(ii) of the Company Disclosure Schedule contains a complete and accurate list of all Material Licenses. All Owned Intellectual Property listed or required to be listed in Section 3.18(a)(i) of the Company Disclosure Schedule is solely and exclusively owned by the Company and its Subsidiaries, free and clear of all Liens (other than Permitted Liens). All necessary issuance, registration, maintenance, renewal and other relevant filing fees in connection with any of the Owned Intellectual Property listed or required to be listed on Section 3.18(a)(i) of the Company Disclosure Schedule have been timely paid, and all necessary documents, certificates and other relevant filings in connection with any such Owned Intellectual Property have been timely filed, with the relevant governmental entities and Internet domain name registrars in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Owned Intellectual Property and all issuances, registrations and applications therefor in full force and effect.

(b) To the Knowledge of the Company, all of the Company Intellectual Property, and all of the rights of the Company and its Subsidiaries in and to the Company Intellectual Property, are valid, subsisting and enforceable. The Company or one of its Subsidiaries is the sole and exclusive owner of (or has valid and continuing rights to use or otherwise commercially exploit) all Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).
(c) Prior to the date hereof, there have been no written claims made or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries asserting (i) the invalidity, misuse or unenforceability of any of the Company Intellectual Property, or (ii) that the operation of the business of the Company or any of its Subsidiaries infringes, violates, misappropriates or otherwise conflicts with any Intellectual Property or any other proprietary or privacy right of any third party. The Company and its Subsidiaries have not received any written (including by electronic mail) notice of any such threatened claim. To the Knowledge of the Company, none of the Company Intellectual Property, the development, manufacturing, licensing, marketing, importation, exportation, offer for sale, sale, use or other exploitation of any products or services in connection with the respective businesses of the Company and its Subsidiaries, or the respective business practices, methods or operations of the Company and its Subsidiaries, infringes, violates, misappropriates or otherwise conflicts with (or has infringed, violated, misappropriated or otherwise conflicted with) any Intellectual Property or other proprietary or privacy right of any Person. To the Knowledge of the Company, no Person has infringed upon, misappropriated, diluted, violated or otherwise conflicted with or is currently infringing upon, misappropriating, diluting, violating or otherwise conflicting with any Company Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries. No written claims or, to the Knowledge of the Company, unwritten claims have been made against any Person by the Company or any of its Subsidiaries alleging that any Person is infringing upon, misappropriating, diluting, violating or otherwise conflicting, or has infringed upon, misappropriated, diluted, violated or otherwise conflicted with, any Company Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries.
(d) To the Knowledge of the Company, no material trade secret included in the Company Intellectual Property has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any employee or any third party other than pursuant to a written non-disclosure agreement restricting the disclosure and use thereof. To the Knowledge of the Company, no employee, consultant, independent contractor or any other third party has any right, title or interest, directly or indirectly, in any Owned Intellectual Property.
(e) Other than as set forth in Section 3.18(e) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is currently a party to any source code escrow agreement or any other agreement (or a party to any agreement obligating the Company or any of its Subsidiaries to enter into a source code escrow agreement or other agreement) requiring the deposit of source code or related materials for any such Software.

(f) Except with respect to “shrink wrapped” or “off the shelf” Software licensed to the Company or any of its Subsidiaries on standard terms for less than $50,000 per annum or as otherwise set forth in Section 3.18(f) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is required, obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise, or to provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Intellectual Property, or any other Person, with respect to the use of such Intellectual Property or in connection with the conduct of the respective businesses of the Company and each of its Subsidiaries as currently conducted.
(g) For the past three (3) years, to the Knowledge of the Company, (i) no part of the information technology systems is or has been infected by any virus or other extraneously induced malfunction that has caused a material loss of performance of the information technology systems or the loss of any material data stored on the information technology systems and (ii) there has been no unauthorized access to or use of the information technology systems that has required notification to any Person pursuant to any applicable breach notification laws. To the Knowledge of the Company, the Company and its Subsidiaries are not in breach of any posted privacy policies or any laws or regulations relating to personally identifiable information. The Company and has implemented a plan in the event of a failure of the information technology systems (whether due to natural disaster, power failure or otherwise) intended to reasonably minimize any disruption to the operations of the Company or any of its Subsidiaries in the event of such a failure.
SECTION 3.19. Insurance. Copies of all material insurance policies maintained by the Company and its Subsidiaries as the insured and all policies covering directors and officers of the Company as of the date hereof have been provided to Parent or Merger Sub. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, (a) all such policies are in full force and effect and (b) neither the Company nor any of its Subsidiaries is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any policy. Except as set forth in Section 3.19 of the Company Disclosure Schedule, the consummation of the Transactions will not cause the revocation, cancellation or termination of any insurance policy of the Company or its Subsidiaries.
SECTION 3.20. Insurance Matters.
(a) The Company conducts its insurance operations through its Subsidiaries set forth in Section 3.20(a)(i) of the Company Disclosure Schedule (collectively, the “Company Insurance Subsidiaries”). Each of the Company Insurance Subsidiaries is (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation, (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or eligible and (iii) duly authorized or eligible in its jurisdiction of incorporation and each other applicable jurisdiction to write each line of business reported as being written in the Company SAP Statements, except in the case of clauses

(i), (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. Except as set forth in Section 3.20(a)(ii) of the Company Disclosure Schedule, each of the Company’s Subsidiaries that acts as an insurance broker, agent, managing general agent, producer or intermediary (“Company Insurance Intermediary”) is duly licensed in each jurisdiction in which it is required to be so licensed, except where the failure to be so licensed would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. No Company Insurance Subsidiary is commercially domiciled in any jurisdiction. The Company Insurance Intermediaries are set forth in Section 3.20(a)(ii) of the Company Disclosure Schedule.
(b) To the Knowledge of the Company, as of the date hereof, all ceded reinsurance treaties or agreements to which any Subsidiary of the Company (or, to the Knowledge of the Company, any Pool Member, to the extent such treaty or agreement reinsures risks of an Insurance Pool) is a party or under which any Subsidiary of the Company (or, to the Knowledge of the Company, any Pool Member, to the extent such treaty or agreement reinsures risks of an Insurance Pool) has any existing material rights, obligations or liabilities (the “Company Reinsurance Agreements”) are in full force and effect in accordance with their terms. Neither the Company nor any Subsidiary thereof is in default as to any material provision thereof, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. Since January 1, 2008, neither the Company nor any Subsidiary thereof has received any written notice to the effect that (i) the financial condition of any reinsurer party to any such agreement is materially impaired with the result that a default thereunder may reasonably be anticipated, (ii) there is a material dispute with respect to any material amounts recoverable by any Subsidiary of the Company pursuant to any Company Reinsurance Agreement or (iii) a reinsurer intends to cancel any Company Reinsurance Agreement, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. Section 3.20(b) of the Company Disclosure Schedule sets forth a list of each dispute or series of related disputes pending, or to the Knowledge of the Company, threatened between the Company, any of its Subsidiaries (or, to the Knowledge of the Company, any Pool Member, to the extent such dispute relates to risks of an Insurance Pool), on the one hand, and any reinsurer, on the other hand.
(c) With respect to any Company Reinsurance Agreement for which any Company Insurance Subsidiary has taken credit for reinsurance ceded on its Company SAP Statement, (i) there have been no separate written or oral agreements between any of the Company or its Subsidiaries (or, to the Knowledge of the Company, any Pool Member) and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Company Reinsurance Agreement other than inuring contracts that are explicitly defined in any such Company Reinsurance Agreement, (ii) for each such Company Reinsurance Agreement entered into, renewed or amended on or after January 1, 2008, for which risk transfer is not reasonably considered to be self-evident, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment, as required by SSAP No. 62, is available for review by the domiciliary state insurance departments for each of the Company Insurance Subsidiaries and (iii) from and after January 1, 2008, each of the Company Insurance Subsidiaries complies and has complied in all material respects with all of the requirements set forth in SSAP No. 62.
(d) Prior to the date hereof, the Company has made available to Parent a true and complete copy of all material actuarial reports prepared by actuaries, independent or otherwise, with respect to any Company Insurance Subsidiary since January 1, 2008, and all material attachments, addenda, supplements and modifications thereto. The information and data furnished by the Company and its Subsidiaries to its independent actuaries in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered in such reports.
(e) Except for regular periodic assessments in the ordinary course of business or assessments based on developments that are publicly known within the insurance industry, as of the date hereof, no claim or assessment is pending or, to the Knowledge of the Company, threatened in writing against any Company Insurance Subsidiary by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers, except for any such claims or assessments that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries.
(f) Since January 1, 2008, to the Knowledge of the Company, (i) salaried employees of the Company and its Subsidiaries, who, in each of the foregoing cases, is performing the duties of insurance producer, agency, agent or managing general agent for the Company and its Subsidiaries and/or any Insurance Pool (collectively, “Company Producers”), at the time such Company Producer wrote, sold, or produced business for or on behalf of the Company or any of its Subsidiaries or such Insurance Pool that requires a License, was duly licensed and appointed as required by applicable Law, in the particular jurisdiction in which such Company Producer wrote, sold or produced business and (ii) each of the agency agreements and appointments between the Company Producers, including as subagents under the Company’s affiliated insurance agency, and the Company and any of its Subsidiaries, is valid and binding and in full force and effect in accordance with its terms, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no Company Producer has been since January 1, 2008, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any Law applicable to the writing, sale, production or administration of insurance or other business for the Company, any of its Subsidiaries or any Insurance Pool, except for such violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. Except as set forth in Section 3.20(f) of the Company Disclosure Schedule, to the Knowledge of the Company, as of the date hereof, no Company Producer individually accounting directly or indirectly for 2% or more of the total gross premiums of all of the Company’s Subsidiaries for the year ended December 31, 2009, has notified the Company or any of its Subsidiaries that such Company Producer will be unable in any material respect or unwilling to continue its relationship as a Company Producer with the

Company or any of its Subsidiaries or any Insurance Pool within twelve months after the date hereof.
(g) To the Knowledge of the Company, Section 3.20(g) of the Company Disclosure Schedule sets forth, with respect to each Insurance Pool, a list complete and accurate in all material respects, of the participations of each Pool Member for each year of such Insurance Pool’s existence (beginning with the year of such pool’s creation), which list reflects all adjustments to pool participations, including as a result of intra-pool transfers, withdrawals and liquidations. Neither the Company nor any Subsidiary of the Company is in material default as to any material provision of any Pool Agreement. Since January 1, 2008, neither the Company nor any Subsidiary of the Company has received any written notice to the effect that (i) the financial condition of any Pool Member is materially impaired with the result that a default thereunder may reasonably be anticipated or (ii) there is a material dispute with respect to any material amounts recoverable by any Subsidiary of the Company pursuant to any Pool Agreement.
SECTION 3.21. Policy Reserves. The policy reserves of the Company Insurance Subsidiaries recorded in their respective Company SAP Statements, as of December 31, 2009 and March 31, 2010, (a) have been computed in all material respects in accordance with generally accepted actuarial standards in effect on such date and (b) were in compliance in all material respects with the requirements for policy reserves established by the domiciliary insurance regulatory authority of such Company Insurance Subsidiary. Notwithstanding the foregoing, the Company is not making any representation or warranty in this Section 3.21 as to the adequacy or sufficiency of reserves.
SECTION 3.22. Opinion of Financial Advisor. The Company Board has received the opinion of Keefe, Bruyette & Woods, Inc., dated the date hereof, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Shares.
SECTION 3.23. Brokers. Except for Keefe, Bruyette & Woods, Inc., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions, based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. A correct and complete copy of the Company’s engagement letter with Keefe, Bruyette & Woods, Inc. relating to the Merger and other Transactions has been delivered to Parent (the “Engagement Letter”).
SECTION 3.24. Rating. As of the date of this Agreement, neither the Company nor any Company Insurance Subsidiary has received any communication from A.M. Best Company that it intends to lower or place under surveillance any rating assigned to a Company Insurance Subsidiary as of the Balance Sheet Date.

SECTION 3.25. State Takeover Statutes. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, the Company and the Company Board have taken all action required to be taken by them to exempt the Transactions from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state.
SECTION 3.26. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, including any modification or qualification thereto included in the Company Disclosure Schedule, none of the Company, the Company’s Subsidiaries or any other Person on behalf of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company, any of the Company’s Subsidiaries or any information provided to Parent or Merger Sub with respect to the Company or any of the Company’s Subsidiaries.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the corresponding sections or subsections of the disclosure schedule, dated the date hereof, delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any section or subsection of this Agreement to which the relevance of such item is reasonably apparent), as of the date of this Agreement (or such other time as may be specified), Parent and Merger Sub jointly and severally represent and warrant to the Company that:
SECTION 4.1. Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing or in good standing or to have such power or authority except as would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions. Each of Parent and Merger Sub is duly licensed and qualified, as applicable, to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or the performance of their respective obligations hereunder.
SECTION 4.2. Ownership and Operations of Merger Sub. Parent owns of record, and as of the Effective Time will own, all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the

Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.
SECTION 4.3. Authority. Parent and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors and by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent or Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
SECTION 4.4. Non-Contravention. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (a) violate or conflict with any provision of articles of incorporation or bylaws of Parent or Merger Sub or (b) assuming that the authorizations, consents and approvals referred to in Section 4.5 are obtained and the filings referred to in Section 4.5 are made, violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (c) violate, breach, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent, Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract or Permit to which Parent, Merger Sub, or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clauses (b) and (c), as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Transactions.
SECTION 4.5. Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, and the rules of NYSE, (b) the filing of the Certificate of Merger with the Department of State of the State of New York pursuant to the NYBCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, and (d) the consents, approvals, authorizations, Permits, filings or notifications listed in Section 4.5 of the Parent Disclosure Schedule (including filings with, and approval of, the insurance regulatory authorities in the jurisdictions listed thereon), no consents or approvals of, or filings, Permits, notifications, declarations or registrations with, any Governmental

Authority are necessary for the execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, notifications, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.
SECTION 4.6. Legal Proceedings. Except insofar as do not, and as would not reasonably be expected to, individually in the aggregate, prevent or materially delay the consummation of the Transactions there is no pending or, to the knowledge of Parent, threatened, material legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, Parent or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the knowledge of Parent, threatened to be imposed) upon Parent or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries, by or before any Governmental Authority.
SECTION 4.7. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement or other filing required under the Exchange Act will, at the date it (and any amendment or supplement thereto) is first mailed to the shareholders of the Company (or filed, with respect to such other required filings) or, at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing.
SECTION 4.8. Financing. Parent and Merger Sub will have, at the Effective Time, sufficient funds to pay the aggregate Merger Consideration.
SECTION 4.9. Ownership of Company Shares. Neither Parent nor any of its Subsidiaries, including Merger Sub, is the beneficial owner of any shares of capital stock of the Company or is an “interested person” as defined in Section 903 of the NYBCL, other than as contemplated by the Transactions, including the Shareholders Agreement.
SECTION 4.10. Guarantee. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantees. Each Guarantee is valid and in full force and effect, and is the valid, binding and enforceable obligation of the Guarantors thereto, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under each Guarantee.
SECTION 4.11. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement or the Shareholders

Agreement, neither Parent nor Merger Sub nor any other Person on its behalf makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any information provided to the Company or any of its Subsidiaries with respect to Parent or Merger Sub.
ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS
SECTION 5.1. Proxy Statement; Company Shareholders Meeting.
(a) As promptly as reasonably practicable (but in no event more than twenty-five (25) Business Days) following the date of this Agreement, the Company shall prepare and file with the SEC a preliminary Proxy Statement, which shall comply as to form in all material respects with applicable requirements of the Exchange Act. The Company shall as promptly as reasonably practicable respond to any comments of the SEC or its staff and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable (but in no event more than ten (10) days) after the Proxy Statement has been cleared by the SEC for mailing to the shareholders of the Company. As promptly as reasonably practicable, each of Parent and the Company shall notify the other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, or for additional information. The Company or Parent, as applicable, will supply the other party with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Transactions (and the Company and its counsel shall keep Parent and its counsel reasonably informed of all communications with the SEC and its staff (including all meetings and telephone conferences) with respect to the Proxy Statement or the Transactions). If at any time prior to the Company Shareholders Meeting any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall prepare and file with the SEC such amendment or supplement as promptly as practicable and, to the extent required by Law, cause such amendment or supplement to be disseminated to the shareholders of the Company. Parent and Merger Sub shall, and shall cause their respective Representatives to, cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto and shall furnish to the Company all information relating to it and its Affiliates as required by the Exchange Act, or requested by the SEC or its staff, to be set forth in the Proxy Statement or in any other filing required under the Exchange Act. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on such document or response.

(b) The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the shareholders of the Company, duly call, give notice of, convene and hold a special meeting of shareholders of the Company (including any adjournment or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval.
(c) Unless this Agreement has been terminated in accordance with its terms, the Company shall (subject to the right to make an Adverse Recommendation Change in accordance with Section 5.2) (i) through the Company Board, recommend to the shareholders of the Company that they adopt this Agreement and give the Company Shareholder Approval (the “Company Recommendation”), (ii) include the Company Recommendation in the Proxy Statement and (iii) use reasonable best efforts to solicit the Company Shareholder Approval. The Company shall provide Parent with such information with respect to the solicitation of the Company Shareholder Approval as Parent may from time to time reasonably request. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders Meeting (in any event, to a date no later than five (5) Business Days prior to the Outside Date) (i) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the shareholders of the Company in advance of the vote to be held at the Company Shareholders Meeting if, the Company reasonably determines that such supplement or amendment is required by applicable Law or (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company at the Company Shareholders Meeting.
SECTION 5.2. Takeover Proposals; Board Recommendation; Etc.
(a) Except as otherwise permitted by this Section 5.2, the Company shall not, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective officers and directors not to, and shall direct the Company’s and its Subsidiaries’ employees, advisors, investment bankers, agents and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) the making of, or any inquiries regarding, a Takeover Proposal or (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding a Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal; provided that if the Company or any of its Subsidiaries or their respective Representatives receives, after the date hereof and prior to receipt of the Company Shareholder Approval, a written Takeover Proposal (which was unsolicited and not involving a breach of this Section 5.2) that the Company Board determines in good faith constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may, prior to receipt of the Company Shareholder Approval and subject to compliance with the Company’s obligations under this Section 5.2, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, any information with respect to the Company and its Subsidiaries to the Person (or group of Persons) making such Takeover Proposal (provided that the

Company shall concurrently provide to Parent all non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives), and (B) engage and participate in discussions and negotiations with such Person (or group of Persons) regarding such Takeover Proposal. The Company shall not enter into any confidentiality agreement with any Person which prohibits the Company from complying with its obligations to Parent under this Section 5.2.
(b) Neither the Company Board nor any committee thereof shall (i) (A) withdraw, qualify or change, or propose to withdraw, qualify or change, in a manner adverse to Parent, the Company Recommendation or (B) approve or recommend a Takeover Proposal or any proposal that would reasonably be expected to lead to a Takeover Proposal (any action described in this clause (i), an “Adverse Recommendation Change”), or (ii) authorize or permit the Company or any of its Subsidiaries to enter into any merger, acquisition, share exchange or other agreement with respect to any Takeover Proposal (other than a confidentiality agreement in accordance with this Section 5.2) (each, a “Company Acquisition Agreement”).
(c) Notwithstanding Section 5.2(b), prior to receipt of the Company Shareholder Approval, if the Company receives a Takeover Proposal which the Company Board determines in good faith after consultation with outside legal counsel and an outside financial advisor, constitutes a Superior Proposal (after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent including pursuant to this Section 5.2(c)), the Company Board may, if it determines in good faith after consultation with such outside legal counsel that failure to take such action would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law: (i) make an Adverse Recommendation Change in response to such Superior Proposal, (ii) approve or recommend such Superior Proposal and/or (iii) terminate this Agreement to enter into a Company Acquisition Agreement with respect to such Superior Proposal in accordance with Section 7.1(d)(ii); provided that, in the case of clause (iii), the Company shall pay to Parent the Company Termination Fee pursuant to Section 7.3(a)(iii) (and any purported termination without such payment shall be void and of no force or effect); provided further that the Company Board may not take any of the actions contemplated by clauses (i)-(iii), in each case, (A) if the Superior Proposal resulted from a breach by the Company of this Section 5.2 or (B) until after the third (3rd) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to take any such action, which notice (x) specifies the material terms and conditions of (and the identity of the Person or group of Persons making) the Superior Proposal and (y) includes copies of all information described in Section 5.2(e)(ii) (it being understood and agreed that any amendment to the financial terms or other material terms or conditions of such Superior Proposal shall require a new notice to Parent and a new three (3) Business Day period). During any such three (3) Business Day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend this Agreement in a manner such that the failure by the Company Board to take any such action would not be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law. In determining whether to take any such action (and whether the relevant Takeover Proposal still constitutes a

Superior Proposal), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent.
(d) Nothing contained in this Section 5.2 or elsewhere in this Agreement shall be deemed to prohibit the Company or the Company Board from complying with its disclosure obligations under applicable Law with regard to a Takeover Proposal, including taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. Notwithstanding the foregoing, nothing in this Section 5.2(d) shall in any way affect the determination of whether there has been an Adverse Recommendation Change; provided that in no event shall any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act be deemed to be an Adverse Recommendation Change.
(e) In addition to the other obligations set forth in this Section 5.2:
(i) the Company shall, and shall cause its Subsidiaries and Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations with any third party or its representatives or financing sources conducted prior to the date hereof with respect to any Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal; and
(ii) in addition to the other obligations set forth in this Section 5.2, the Company shall as promptly as reasonably practicable advise Parent in writing, and in no event later than twenty four (24) hours after receipt, if any proposal, offer or inquiry is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or its Subsidiaries or Representatives in respect of a Takeover Proposal or potential Takeover Proposal, and shall, in such notice to Parent, indicate the identity of the Person or group of Persons making such proposal, offer, inquiry or request and the material terms and conditions of such proposal or offer and the nature of such inquiry or request (and shall include with such notice copies of any draft agreements and financing commitment letters) and thereafter shall promptly keep Parent informed of all material developments affecting the status and terms and conditions of such proposal, offer, inquiry or request (and the Company shall provide Parent with copies of any additional draft agreements and financing commitment letters) and of the status of discussions or negotiations.
(f) For purposes of this Agreement:
(i) “Superior Proposal” means any bona fide written Takeover Proposal (with all of the percentages included in the definition of Takeover Proposal increased to fifty percent (50%)) on terms which the Company Board determines in good faith after consultation with outside legal counsel and an outside financial advisor (i) to be more favorable from a financial point of view to the holders of Company Shares (other than Parent and its Subsidiaries) than the

Merger, taking into account all the terms and conditions of such proposal (including price, form of consideration, closing conditions and the likelihood and timing of consummation thereof based upon, among other things, the availability of financing and the expectation of obtaining required approvals) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing) and (ii) is reasonably capable of being completed on the terms proposed.
(ii) “Takeover Proposal” means any inquiry, proposal or offer from any third party relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of the outstanding Company Shares or any other class of equity securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person (or “group,” as defined under Section 13 of the Exchange Act) beneficially owning twenty percent (20%) or more of the outstanding Company Shares or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; in each case, other than the Transactions.
SECTION 5.3. Conduct of Business by the Company. Except as expressly permitted by this Agreement or as required by applicable Law or as set forth in Section 5.3 of the Company Disclosure Schedule, during the period from the date hereof until the Effective Time, unless Parent otherwise consents in writing, which consent shall not be unreasonably withheld or delayed, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization and its goodwill and relationships with producers, brokers, customers, suppliers, licensors, licensees, employees, consultants and other Persons with whom the Company or its Subsidiaries have material business relationships and retain the services of its present officers and key employees. Without limiting the generality of the foregoing, except as set forth in Section 5.3 of the Company Disclosure Schedule during the period from the date hereof to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:
(a) issue, sell or grant any shares of its capital stock or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or equity interests, or any warrants, options or right to purchase or acquire any shares of its capital stock or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or equity interests, provided that the Company may issue Company Shares upon the exercise of options granted under the Company Stock Plans that are outstanding on the date hereof and in accordance with the terms thereof;
(b) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or equity interests, or any rights, warrants or options to acquire any shares of its capital stock or equity interests;
(c) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such, other than (i) dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent or (ii) quarterly dividends consistent with past practice in an amount not to exceed $0.10 per share of Company Shares (adjusted to reflect any stock dividends, splits, subdivisions or other similar events);
(d) split, combine, subdivide or reclassify any shares of its capital stock;
(e) (i) incur or assume any indebtedness for borrowed money, (ii) guarantee any indebtedness (or enter into a “keep well” or similar agreement) or (iii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries;
(f) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business other than investments in the ordinary course of business consistent with past practice and consistent with the Company’s investment guidelines;
(g) make any capital expenditure or expenditures which (i) involves the purchase of real property or (ii) is in excess of $100,000 in the aggregate;
(h) sell, dispose of or otherwise transfer (by merger or otherwise), lease out or license out, or pledge, mortgage or otherwise encumber, any of its properties or assets (including securities of Subsidiaries, which shall not be subject to the exceptions set forth in clauses (i) and (ii) below), other than (i) disposal of investments in accordance with the investment guidelines as the same may be amended from time to time, (ii) dispositions of assets with a fair market value of less than $100,000 in the aggregate, or (iii) pursuant to Contracts in effect on the date hereof and listed on Section 5.3(h) of the Company Disclosure Schedule, correct and complete copies of which have been made available to Parent;
(i) directly or indirectly acquire (by merger, consolidation, acquisition of equity interests or assets or any other business combination) any corporation, partnership, limited liability company, joint venture, other business organization (or division thereof) or any property;

(j) increase in any manner the compensation of any of its directors, officers or employees (except (x) increases in the ordinary course of business consistent with past practice in salaries, wages, bonuses, incentives or benefits of employees of the Company or any of the Company’s Subsidiaries who are not directors or executive officers of the Company; provided that no such increase with respect to any such employee shall be greater than an amount equal to 3% of the employee’s annual base salary; or (y) with respect to individuals who are first employed by the Company or any of the Company’s Subsidiaries after the date hereof in the ordinary course of business consistent with past practice, provided that, without Parent’s written consent, no such individual shall be employed whose annual base salary is greater than $100,000) or enter into, establish, materially amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or Affiliate, other than, as the case may be, as required by applicable Laws or written agreements in existence on the date hereof, each as set forth on Schedule 3.14(f) of the Company Disclosure Schedule or set forth on Section 5.3(j) of the Company Disclosure Schedule;
(k) except as set forth in Section 5.3(k) of the Company Disclosure Schedule, (i) modify or amend in any material respect, waive or release any material rights or claims under, or terminate, any Material Contract or Company Contract or, other than in the ordinary course of business consistent with past practice, any other Contract that is material to the Company and its Subsidiaries taken as a whole, (ii) amend or modify the Engagement Letter, (iii) enter into any successor agreement to an expiring Material Contract or Company Contract that changes the terms of the expiring Material Contract or Company Contract in any material respect, or (iv) enter into any new Contract that would have been considered a Material Contract or Company Contract if it were entered into at or prior to the date hereof;
(l) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim or assessment, other than pursuant to extensions of time to file Tax returns in the ordinary course of business;
(m) amend the Company Charter Documents or the Subsidiary Documents;
(n) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
(o) (i) settle or compromise any claim, audit, arbitration, suit, investigation, complaint or other proceeding in excess of the amount of the corresponding reserve established on the consolidated balance sheet of the Company as reflected in the most recent applicable Required Company SEC Document plus any applicable third party insurance proceeds, except (A) as required by the express terms of any Contract in effect prior to the execution and delivery of this Agreement, (B) for any settlements or compromises of insurance claims or litigation or arbitration arising in the ordinary course of business or (C) for any settlements or compromises involving total aggregate payments not in excess of the amount set forth in Section 5.3(o) of the Company Disclosure Schedule, it being understood that this subsection (C) shall be in addition to and not in limitation of subsections (A) and (B) above, or (ii) enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would materially restrict the operations of the business after the Effective Time;
(p) enter into any Contract of reinsurance with a counterparty that has a financial strength rating of less than “A-” as rated by AM Best, Moody’s Investor Services or Standard & Poor’s, or an equivalent rating by the relevant rating agency with respect to such counterparty (in each case, unless such Contract is fully collateralized including, for the avoidance of doubt, collateralized by a letter of credit issued by an institution with an “A-” or better rating);
(q) alter or amend in any material respect any existing underwriting, claim handling, loss control, investment, actuarial, financial reporting or Tax or other accounting practices, guidelines or policies (including compliance policies and those practices, guidelines and policies used in the preparation of its financial statements and the establishment of reserves) or any material assumption underlying an actuarial practice or policy, except as may be required by a change in GAAP, SAP or applicable Law after the date hereof; or
(r) agree to take or authorize any of the foregoing actions.
SECTION 5.4. Conduct of Business by Parent and Merger Sub. Subject to Section 5.5, Parent and Merger Sub agree that, between the date of this Agreement and the Effective Time, except as required by this Agreement, they shall not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that could reasonably be expected to materially delay or impair the consummation of the Transactions or their ability to perform any of their respective obligations hereunder, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action.
SECTION 5.5. Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties hereto and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations (A) required from third parties in connection with the Transactions (provided that no party hereto shall be obligated to pay any consideration or grant any financial accommodation) to any third party from whom any such approval, consent or other confirmation is requested and (B) from Governmental Authorities (including the New York State Department of Insurance and the Arizona Department of Insurance) necessary, proper or advisable to consummate the Transactions. In furtherance and not in limitation of the foregoing, as promptly as practicable following the date of this Agreement (and in any event within two (2) weeks of the date hereof), (i) Parent shall prepare and file with the relevant insurance regulators requests for approval of the Transactions and (ii) each of the parties hereto shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions. Except as set forth on Section 5.5(a) of the Parent Disclosure Letter, the Company will have the right to review in advance, and Parent shall consult with the Company in advance, in each case subject to applicable Laws relating to the exchange of information, with respect to all the information relating to the Company or any Subsidiary of the Company that appears in any filing made with, or materials submitted to, any third party or any Governmental Authority by Parent or any of its affiliates relating to this Agreement or the Merger.
(b) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other parties informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions.
(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions.
(d) Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 5.5 shall, (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 7.1 so long as such party has up to then complied in all material respects with its obligations under this Section 5.5; (ii) require any Person, other than Parent or Merger Sub, to offer, accept or agree to dispose or hold separate any part of its or the Surviving Corporation’s (or their respective Subsidiaries’) businesses, operations, assets or product lines; (iii) require Parent or Merger Sub, to offer, accept or agree to dispose or hold separate any part of its or the Surviving Corporation’s (or their respective Subsidiaries’) businesses, operations, assets or product lines, except as would not (A) materially impair or interfere with the ability of the Company and its Subsidiaries taken as a whole to conduct their respective businesses substantially in the manner as such businesses are now being conducted, (B) have a Company Material Adverse Effect or (C) have a material adverse effect on Parent and its Subsidiaries taken as a whole; or (iv) require any Person (including Parent, Merger Sub or any of their respective Affiliates) to (A) not compete in any geographic area or line of business (other than, with respect to the Company or any of its Subsidiaries, any such restrictions to which the Company or any of its Subsidiaries is subject as of the date of this Agreement or to which the Company or any of its Subsidiaries is permitted to become subject in accordance with Section 5.3(k)), (B) restrict the manner in which, or whether, such Person or any of its Affiliates may carry on business in any part of the world (other than, with respect to the Company or any of its Subsidiaries, any such restrictions to which the Company or any of its Subsidiaries is subject as of the date of this Agreement or to which the Company or any of its Subsidiaries is permitted to become subject in accordance with Section 5.3(k)) and/or (C) enter into a capital maintenance agreement, keepwell or similar agreement.
SECTION 5.6. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance).
SECTION 5.7. Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access during normal business hours to all of the Company’s and its Subsidiaries’ properties, books and records, correspondence, Contracts and Representatives and shall furnish promptly to Parent all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to disclose any information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information; provided that the Company shall use its commercially reasonable efforts to develop an alternative to providing such information and/or enter into a joint defense agreement if doing so would reasonably permit the disclosure of such information without jeopardizing such attorney-client privilege. Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least twenty-four (24) hours prior written notice thereof, setting forth the inspection or materials that Parent or its representatives intend to conduct or review, as applicable. The Company shall be entitled to have representatives present at all times during any such inspection, and no such inspection shall unreasonably disrupt or interfere with the operations of the Company or any Subsidiary of the Company. The information provided shall be subject to the terms of the Confidentiality Agreement. No investigation, or information received, pursuant to this Section 5.7 will modify any of the representations and warranties of the Company.
SECTION 5.8. Indemnification and Insurance.
(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director, officer or employee of the Company or a Subsidiary of the Company or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer or employee of the Company or a Subsidiary of the Company or taken at the request of the Company or a Subsidiary of the Company (including in connection with serving at the request of the Company or a Subsidiary of the Company as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of advancement of expenses, and indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, as provided in (A) the Company Charter Documents and the Subsidiary Documents as in effect on the date hereof and (B) the indemnification agreements listed on Section 5.8(a) of the Company Disclosure Schedule, which indemnification agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms, in each case, whether or not insurance covers such costs.
(b) Without limiting the foregoing, from and after the Effective Time, Parent shall cause the organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers, indemnification and advancement of expenses than are set forth as of the date hereof in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pay all expenses (including fees and expenses of legal counsel) of each Indemnitee under this Section 5.8 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.8) as incurred to the fullest extent permitted under applicable Law; provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.
(c) Parent shall cause the individuals serving as officers and directors of the Company immediately prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has heretofore been delivered to Parent) to be covered for a period of six (6) years from the Effective Time by such policy (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in any material respect than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Parent be required to expend per year of coverage more than 300% of the amount currently expended by the Company per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto. If Parent is unable to maintain or obtain the insurance called for by this Section 5.8(c), Parent shall obtain as much comparable insurance as available for the Maximum Amount. The Indemnitees may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.
(d) The Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8. The provisions of this Section 5.8 are intended to be for the benefit of each Indemnitee and his or her heirs.
SECTION 5.9. Section 16 Matters. Prior to the Effective Time, the Company shall take such steps as are permitted and reasonably necessary to cause the Transactions, including any dispositions of Company Shares (including derivative securities related thereto) by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the interpretative guidance set forth by the SEC with respect to such matters.
SECTION 5.10. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions, (b) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would have a Company Material Adverse Effect or a Material Adverse Effect on Parent, (c) any material actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (i) that is qualified as to materiality or Material Adverse Effect to be untrue and (ii) that is not so qualified to be untrue in any material respect, and (e) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; provided, further, that a failure to comply with this Section 5.10 will not result in the failure of any condition set forth in Article VI to be satisfied, unless the underlying circumstance would independently cause a condition to not be satisfied.
SECTION 5.11. Employee Matters.
(a) At Parent’s written request provided to the Company no later than five (5) days prior to the Closing Date, the Company shall take all actions reasonably necessary so that each employee of the Company or any of its Subsidiaries is fully vested in his or her entire account balance in any of the Company’s pension plans identified by Parent immediately prior to the Closing and to terminate such pension plan effective on the Closing Date.
(b) Parent shall, or shall cause its Affiliates to, recognize the service of each employee of the Company or any of its Subsidiaries with the Company or its Subsidiaries (and their predecessors) prior to the Closing Date as service with Parent, the Surviving Corporation or any of their Affiliates in connection with, and pursuant to the terms of, any tax-qualified pension plan, 401(k) savings plan, severance plan, welfare benefit plan (including any plan or arrangement relating to vacation, paid time off or holidays), and any other compensation or employee benefits plan maintained by Parent, the Surviving Corporation or any of their Affiliates in which such employee participates, or which are made available by Parent, the Surviving Corporation or any of their Affiliates following the Closing Date for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding benefit accruals); provided that with respect to any defined benefit pension plan maintained by Parent, the Surviving Corporation or any of their Affiliates in which such employee participates following the Closing Date, such service credit shall be measured from the earliest date that such employee commenced participation in a tax-qualified pension or savings plan maintained by the Company or one of its Affiliates.
(c) During the calendar year in which the Closing Date occurs Parent shall, or shall cause its Affiliates to, (i) waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any employee welfare benefit plans maintained by Parent, the Surviving Corporation or any of their Affiliates in which employees of the Company or any of its Subsidiaries as of the Effective Time who remain employed following the Closing by the Parent, the Surviving Corporation or any of their Affiliates (“Company Employees”) participate from and after the Closing Date, to the extent such pre-existing condition limitations, exclusions, active-at-work requirements and waiting period requirements would not apply under the corresponding Company Plans immediately prior to the Effective Time; and (ii) credit the dollar amount incurred by each Company Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such year’s deductibles, co-pays and similar expenses under such employee welfare benefit plans maintained by Parent, the Surviving Corporation or any of their Affiliates in which such Company Employee participates from and after the Closing Date.
(d) Without limiting the generality of Section 8.6, this Section 5.11 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.11, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11 and no provision of this Section 5.11 will create any third party beneficiary rights in any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries in respect of continued employment (or resumed employment) or service or any other matter.
SECTION 5.12. Securityholder Litigation. In the event any securityholder litigation related to this Agreement, the Merger or the other Transactions is brought against the Company and/or its directors, the Company shall have the right to control the defense of such litigation; provided that no settlement shall be agreed to without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall keep Parent reasonably informed of the status of all such litigation, including with respect to any settlement discussions relating thereto, unless, in the reasonable judgment of the Company, doing so would result in the loss of attorney-client privilege.
SECTION 5.13. Redemption Requests. Following the date hereof, the Company shall submit to each fund set forth on Section 5.13 of the Company Disclosure Schedule, in accordance with Section 5.13 of the Company Disclosure Schedule, a request (“Redemption Request”) in form satisfactory to the applicable fund, that such fund redeem the Company’s interests therein.
SECTION 5.14. Fees and Expenses. Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
ARTICLE VI
CONDITIONS PRECEDENT
SECTION 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.
(b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any other applicable competition,

merger control, Antitrust Law or similar Laws shall have been terminated or shall have expired.
(c) Insurance Regulatory Approvals. The consents, approvals, Licenses and authorizations listed in Section 3.5 of the Company Disclosure Schedule or Section 4.5 of the Parent Disclosure Schedule shall have been obtained and shall be in full force and effect, in each case without any condition, restriction or limitation that would reasonably be expected to (x) materially impair or interfere with the ability of the Company Insurance Subsidiaries taken as a whole to conduct their respective businesses substantially in the manner as such businesses are now being conducted, (y) have a Company Material Adverse Effect or (z) have a material adverse effect on Parent and its Subsidiaries taken as a whole.
(d) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect (i) enjoining, restraining, preventing or prohibiting consummation of the Merger or the ownership or operation of the Company or its business by Parent or (ii) making the consummation of the Merger illegal.
SECTION 6.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.8(b) and Section 3.23 shall be true and correct as of the date hereof and as of the Closing Date (or to the extent given as of a specific date, as of such date); (ii) the representations and warranties of the Company contained in Section 3.2 shall be true and correct as of the date hereof and as of the Closing Date (or, to the extent given as of a specific date, as of such date), except for de minimis inaccuracies; (iii) the representations and warranties of the Company contained in Section 3.1(b) shall be true and correct as of the date hereof and as of the Closing Date in all material respects and (iv) all other representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct, in each case, as of the date hereof and as of the Closing Date (or, to the extent given as of a specific date, as of such date) except, in the case of clause (iv), for such failures to be true and correct that, individually or in the aggregate, would not have a Company Material Adverse Effect.
(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Redemption Requests. The Company shall have complied in all material respects with Section 5.13 and shall not have waived, revoked or withdrawn any of the Redemption Requests, each of which shall be in full force and effect.
(d) Tangible Book Value. The tangible book value of the Company shall be no less than $205,000,000, as calculated in good faith by the Company in accordance with GAAP and the Company’s accounting principles, methods and practices in effect on March 31, 2010, and, at least five (5) days prior to the anticipated Closing Date, Parent shall have received from the Chief Executive Officer or Chief Financial Officer of the Company a certificate setting forth in reasonable detail such calculation.
(e) Certificate. Parent shall have received a certificate of either the Chief Executive Officer or Chief Financial Officer of the Company, dated the Closing Date, certifying on behalf of the Company that the conditions specified in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(d) have been satisfied.
SECTION 6.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct, in each case, as of the date hereof and as of the Closing Date (or, to the extent given as of a specific date, as of such date), except for such failures to be true and correct that would not, individually or in the aggregate, prevent, restrict or limit Parent or Merger Sub from consummating the Merger.
(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.
(c) Certificate. The Company shall have received a certificate of an executive officer of Parent, dated the Closing Date, certifying on behalf of Parent that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied.
SECTION 6.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.5.

ARTICLE VII
TERMINATION
SECTION 7.1. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:
(a) by the mutual written consent of the Company and Parent;
(b) by either of the Company or Parent, if:
(i) the Merger shall not have been consummated on or before April 15, 2011 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of this Agreement has proximately contributed to the cause of the failure of the Merger to be consummated on or before the Outside Date;
(ii) any Restraint having the effect set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose breach of this Agreement proximately contributed to the cause of the issuance of such final, nonappealable Restraint; or
(iii) the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof.
(c) by Parent, if:
(i) a breach of the Company’s representations, warranties, covenants and agreements set forth in this Agreement shall have occurred, which breach (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be cured by the Company by the Outside Date or, if capable of being cured by the Company by the Outside Date, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that the right to terminate this Agreement pursuant to this Section 7.1(c)(i) shall not be available to Parent or Merger Sub if either such party is in material breach of this Agreement; or
(ii) (A) an Adverse Recommendation Change shall have occurred, (B) the Company shall have failed to include the Company Recommendation in the Proxy Statement or (C) the Company Board (1) shall not have rejected any publicly disclosed Takeover Proposal within five (5) Business Days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company’s shareholders of a tender offer or exchange offer, which shall constitute a failure to reject such Takeover Proposal) or (2) shall have failed to publicly reconfirm the Company Recommendation within five (5) Business Days after receipt of a written request from Parent that it do so following the making by any Person of a publicly disclosed Takeover Proposal.
(d) by the Company:
(i) if a breach of Parent’s or Merger Sub’s representations, warranties, covenants and agreements set forth in this Agreement shall have occurred, which breach or failure to perform (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be cured by Parent and Merger Sub by the Outside Date or, if capable of being cured by Parent and Merger Sub by the Outside Date, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to the Company if the Company is in material breach of this Agreement; or
(ii) prior to the receipt of the Company Shareholder Approval, in accordance with clause (iii) of Section 5.2(c); provided that concurrently with such termination, the Company enters into the Company Acquisition Agreement and pays to Parent the Company Termination Fee pursuant to Section 7.3(a)(iii).
SECTION 7.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the penultimate sentence of Section 5.7, this Section 7.2, Section 7.3 and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (a) as provided in Section 7.3 and (b) that nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.
SECTION 7.3. Termination Fee.
(a) (i) (1) If, after the date hereof, a Takeover Proposal shall have been made to the Company (or its shareholders generally) or any Person shall have announced (or otherwise made known to the Company Board) an intention (that has not been withdrawn) to make a Takeover Proposal, and (2) following the occurrence of an event described in clause (1), this Agreement shall have been terminated (A) by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (B) by Parent pursuant to Section 7.1(c)(i) and (3) within twelve (12) months of the date this Agreement is terminated as described in clause (2), the Company enters into a definitive Company Acquisition Agreement with respect to, or consummates a transaction contemplated by, any Takeover Proposal (provided, that for purposes of this clause (3), the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”);
(ii) if this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or
(iii) if this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);
then in the case of any of clause (i), clause (ii) or clause (iii), the Company shall pay to Parent (or designee(s) of Parent), in cash (by wire transfer of immediately available funds to an account to be designated by Parent), an amount equal to $9,300,000 (the “Company Termination Fee”). In the event that the Company Termination Fee is required to be paid under Section 7.3(a)(i), such fee shall be paid promptly following the earlier to occur of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by a Takeover Proposal as described in Section 7.3(a)(i). In the event that the Company Termination Fee is required to be paid under Section 7.3(a)(ii), such fee shall be paid promptly (but in any event within two (2) Business Days) following such termination. In the event that the Company Termination Fee is required to be paid under Section 7.3(a)(iii), such fee shall be paid prior to or concurrently with such termination. In no event shall Parent be entitled to the Company Termination Fee on more than one occasion.
(b) In the event that Parent (or its designee(s)) shall receive the Company Termination Fee pursuant to Section 7.3(a), the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Merger (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its subsidiaries or any of their respective Affiliates arising out of this Agreement and the Transactions, including the Merger, or any matters forming the basis for such termination.
(c) The parties hereto acknowledge that the agreement contained in this Section 7.3 is an integral part of the Transactions, and that, without that agreement, the other parties would not enter into this Agreement. If the Company fails to make payment of the Company Termination Fee when due, and Parent commences a suit to collect such fee, the Company shall indemnify and reimburse Parent for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate as published in The Wall Street Journal in effect on the date the applicable fee was payable.

ARTICLE VIII
MISCELLANEOUS
SECTION 8.1. Survival. The representations, warranties, covenants and agreements in this Agreement (or pursuant to any certificate delivered pursuant to Section 6.2 or Section 6.3) shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that (a) the covenants and agreements set forth in Article II and Section 5.8, and any other covenant or agreement set forth in this Agreement which contemplates performance after the Effective Time, shall survive the Effective Time, and (b) the covenants and agreements set forth in Section 7.2, Section 7.3 and this Article VIII shall survive termination.
SECTION 8.2. Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto; provided that following the receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.
SECTION 8.3. Extension of Time, Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
SECTION 8.4. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.
SECTION 8.5. Entire Agreement. This Agreement, the Shareholders Agreement, the Guarantee and the Confidentiality Agreement (and all exhibits and schedules hereto and thereto) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

SECTION 8.6. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto (and their respective successors and permitted assigns) any right or remedy of any nature whatsoever under or by reason of this Agreement, other than as provided in Section 5.8, Section 8.8(d) and Section 8.8(e).
SECTION 8.7. Governing Law; Jurisdiction; Waiver of Jury Trial.
(a) This Agreement, and any other agreement, document or instrument delivered pursuant hereto, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement (or such other document) or the negotiation, execution, termination, performance or nonperformance of this Agreement (or such other document) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York, without regard to its conflicts of law principles.
(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the United States District Court located in the Borough of Manhattan in the City of New York or, if such court does not accept jurisdiction over the applicable action or proceeding, the state courts of the State of New York located in the Borough of Manhattan in the City of New York (collectively, the “Agreed Courts”), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.
(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
SECTION 8.8. Specific Enforcement. (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and the Guarantees (with respect to the Guarantees, to the extent such rights are expressly provided for therein, in accordance with the terms thereof) to enforce specifically the terms and provisions of this

Agreement and the Guarantees (with respect to the Guarantees, to the extent such rights are expressly provided for therein, in accordance with the terms thereof) in the Agreed Courts, this being in addition to any other remedy to which they are entitled at law or in equity (subject to Section 8.8(b)). The right for specific enforcement shall include the right of the Company to cause Parent and Merger Sub to satisfy their covenants and obligations under this Agreement and to cause the Merger and the transactions contemplated by the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the parties hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If, prior to the Outside Date, any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the Agreed Court presiding over such action.
(b) The Company hereby agrees that specific performance shall be its sole and exclusive remedy with respect to breaches by Parent or Merger Sub or any other Person or otherwise in connection with this Agreement or the Transactions and, except as provided in Section 8.8(c), that it may not seek or accept any other form of relief that may be available for breach under this Agreement or otherwise in connection with this Agreement or the Transactions (including monetary damages).
(c) If the Agreed Courts have declined to specifically enforce the obligations of Parent and Merger Sub to consummate the Merger pursuant to this Section 8.8, the Company may pursue any other remedy available to it at law or in equity, including monetary damages. If an Agreed Court has granted an award of damages for such alleged breach against Parent or Merger Sub, the Company may enforce such award and accept damages for such alleged breach only if, within five (5) days following such determination, the Company confirms to Parent in writing that it is prepared and willing to consummate the Merger in accordance with this Agreement, and Parent is not willing to consummate the Merger within such five (5) day period in accordance with the terms and conditions hereof. In addition, the Company agrees to cause any legal action or proceeding still pending to be dismissed with prejudice at such time as Parent and Merger Sub consummate the Merger, except for claims against the Surviving Corporation as set forth and contemplated by Section 5.8. Parent and Merger Sub acknowledge and agree that in the event of any breach, or wrongful repudiation or termination, of this Agreement by Parent or Merger Sub, the damages incurred by the Company for purposes of determining any remedy at law or equity under this Agreement shall not be limited to reimbursement of expenses or out of pocket costs and would include any damages incurred by the Company’s shareholders in the event such shareholders would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement (taking into consideration relevant matters, including other combination opportunities and the time value of money).

(d) The Company, on its own behalf and (to the fullest extent permissible by applicable Law) on behalf of its directors, Affiliates, officers or agents, as the case may be, covenants, agrees and acknowledges, that it shall not bring any action or proceeding (regardless of the legal theory or claim involved or the procedural nature of any such action or proceeding) against any former, current and future direct or indirect equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of Parent or Merger Sub (each, a “Parent Related Person” and collectively, the “Parent Related Persons”) or any Parent Related Person of any Parent Related Person in connection with the Transactions; provided that nothing in this Section 8.8(d) shall prohibit (i) any such action or proceeding against any Guarantor or any successor to any Guarantor or any transferee of assets pursuant to a transfer in contravention of the Guarantee to enforce the Guarantee, (ii) any action permitted to be taken under the Guarantee or (iii) claims against the Surviving Corporation as set forth and contemplated by Section 5.8. The provisions of this Section 8.8(d) are intended to be for the benefit of, and shall be enforceable by, each member of the Related Persons.
(e) Each of Parent and Merger Sub, on its own behalf and (to the fullest extent permissible by applicable Law) on behalf of its directors, Affiliates, officers or agents, as the case may be, covenants, agrees and acknowledges, that it shall not bring any action or proceeding (regardless of the legal theory or claim involved or the procedural nature of any such action or proceeding) against any former, current and future direct or indirect shareholders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Company (each, a “Company Related Person” and collectively, the “Company Related Persons”) or any Company Related Person of any Company Related Person in connection with the Transactions; provided that nothing in this Section 8.8(e) shall prohibit any such action or proceeding against any Company Related Person that is party to the Shareholders Agreement (or any successor to any Company Related Person) to enforce the Shareholders Agreement. The provisions of this Section 8.8(e) are intended to be for the benefit of, and shall be enforceable by, each member of the Company Related Persons.
SECTION 8.9. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed), facsimiled (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Parent or Merger Sub, to:
c/o Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
Attention: Sumit Rajpal
Facsimile: 212-357-5505
Email: sumit.rajpal@gs.com

and to:
c/o TPG Capital, L.P.
345 California Street, Suite 3300
San Francisco, CA 94104
Attention: Ronald Cami
Facsimile: 415-743-1501
with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Michael J. Aiello
                 Joseph T. Verdesca, Jr.
Facsimile: (212) 310-8007
Email: michael.aiello@weil.com
            joseph.verdesca@weil.com
If to the Company, to:
NYMAGIC, INC.
919 Third Avenue
New York, New York 10022
Attention: Paul J. Hart
Facsimile: 212-551-0724
Email: phart@mmo.com
with a copy (which shall not constitute notice) to:
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: John J. Altorelli
                 Joseph A. Cosentino
Facsimile: (212) 632-0367
Email: jaltorelli@dl.com
            jcosentino@dl.com
or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.10. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
SECTION 8.11. Definitions.
(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:
“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into after the date hereof that contains provisions that are no less favorable in the aggregate to the Company (and no less restrictive in any material respect with respect to the conduct of the Person to whom information is disclosed, including with respect to “standstill” provisions) than those contained in the Confidentiality Agreement and containing provisions that expressly permit the Company to comply with the provisions of Section 5.2.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, and the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or harm to competition.
“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.
“Company Intellectual Property” means all Intellectual Property used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or material Intellectual Property owned or held for use by the Company or any of its Subsidiaries.
“Company SAP Statements” means the statutory statements of each of the Company Insurance Subsidiaries as filed with the insurance departments in their respective jurisdictions of domicile for the quarter ended March 31, 2010 and the years ended December 31, 2009 and 2008.
“Company SEC Documents” means any report, schedule, form, certification, prospectus and registration, proxy or other statement filed or furnished by the Company, as applicable, with the SEC, together with all exhibits and schedules thereto and documents incorporated by reference therein.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 9, 2009, between the Company and GS Capital Partners VI Fund, L.P., as it may be amended from time to time.
“Contract” means loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Insurance Pool” means any insurance pool in which any Subsidiary of the Company currently participates or previously participated, including with respect to the administration or operation of such pool or the underwriting of risks thereunder.
“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (iii) all Internet domain names; (iv) all copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; (iv) trade secrets; (v) all other intellectual property rights arising from or relating to Technology, and (vi) all Contracts granting any right relating to or under the foregoing.

“Knowledge” means, with respect to the Company and its Subsidiaries, the actual knowledge after reasonable inquiry of the individuals set forth in Section 8.11(a) of the Company Disclosure Schedule.
“Laws” means laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.
“Material Adverse Effect” means, with respect to any party, any event, occurrence, state of facts, condition, change, development or effect (“Effect”) that individually or in the aggregate, with all other Effects, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, results of operations or condition (financial or otherwise) of such party and its Subsidiaries, taken as a whole; provided that none of the following, alone or in combination, shall constitute or be deemed to contribute to a Material Adverse Effect, or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: (i) any change in the conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest rates or exchange rates or relating to the industry or segment thereof in which the Company or any of its Subsidiaries operates in general; (ii) any change in general legal (including proposed or adopted legislation or any other proposal or enactment by any Governmental Authority), tax, regulatory, political or business conditions in the geographic regions in which the Company or any of its Subsidiaries is operated; (iii) any change, or proposed change, in any applicable Law relating to the industries or markets in which the Company or any of its Subsidiaries is operated; (iv) any change in general economic conditions in the industries or markets in which the Company or any of its Subsidiaries is operated or in the geographic areas in which the Company or any of its Subsidiaries operate; (v) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date of this Agreement; (vi) changes in accounting requirements or principles or the interpretation thereof, including GAAP or SAP; (vii) the negotiation, execution or announcement of, the performance of obligations under, or the consummation of the transactions contemplated by, this Agreement; (viii) earthquakes, hurricanes, floods or other natural disasters; (ix) shortfalls or declines in revenues, earnings or margins of the Company or any of its Subsidiaries (including seasonal reductions) or any failure to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Company or any of its Subsidiaries for any period; (x)(A) any action taken by Parent, Merger Sub, or any of their respective Affiliates or (B) the omission of an action that was required to be, or reasonably should have been, taken by Parent, Merger Sub, or any of their respective Affiliates; (xi) any action taken by the Company or any of its Affiliates at the request or with the consent of Parent, Merger Sub, or any of their respective Affiliates; (xii) changes, in and of themselves, in the market price or trading volume of the Company Shares on the NYSE; and (xiii) any matter set forth in the Company Disclosure Schedule or that is cured prior to the Effective Time; provided, however, in the cases of clauses (i)-(iv) above, such Effect shall not be excluded from any determination of whether a Company Material Adverse Effect has occurred to the extent that such Effect has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the property and casualty industry in similar geographic areas in which the Company and its Subsidiaries operate.
“Material Licenses” means (i) all material licenses, royalty agreements, and other rights granted by the Company or any of its Subsidiaries to any Person with respect to any Intellectual Property owned by the Company or any of its Subsidiaries and (ii) all material licenses, agreements, and other rights granted by any Person to the Company or any of its Subsidiaries with respect to any Intellectual Property (other than “shrink wrapped” or “off the shelf” Software licensed to the Company or any of its Subsidiaries on standard terms for less than $50,000 per annum for any such license).
“NYSE” means New York Stock Exchange, Inc.
“Owned Intellectual Property” means (i) each issued patent owned by the Company or any of its Subsidiaries, each pending patent application filed by or on behalf of the Company or any of its Subsidiaries, each trademark registration, service mark registration, and copyright registration owned by the Company or any of its Subsidiaries, each application for trademark registration, service mark registration, and copyright registration made by or on behalf of the Company or any of its Subsidiaries, each domain name registered by or on behalf of the Company or any of its Subsidiaries, each material trade name, d/b/a, unregistered trademark, and unregistered service mark used by the Company or any of its Subsidiaries in connection with its business, and (ii) material Software developed by or for the Company or any of its Subsidiaries and owned by the Company or any of its Subsidiaries.
“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other similar charges by Governmental Authorities securing payments not yet due, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens which arise in the ordinary course of business and (iii) such other Liens or imperfections of title that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of, or materially impair the existing use of, the property or asset affected by the applicable Lien.
“Pool Agreement” means any Contract to which the Company or any of its Subsidiaries is a party relating in any manner to an Insurance Pool.
“Pool Member” means any current or former member of an Insurance Pool (other than a Company Insurance Subsidiary).
“SAP” means statutory accounting principals prescribed or permitted by the domiciliary state insurance department of the applicable Company Insurance Subsidiary.

“Sarbanes-Oxley Act” means the Sarbanes Oxley Act of 2002, as amended.
“SEC” means the U.S. Securities and Exchange Commission.
“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.
“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity (i) the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which securities or other ownership interests representing fifty percent (50%) or more of the equity or fifty percent (50%) or more of the ordinary voting power (or, in the case of a partnership, fifty percent (50%) or more of the general partnership interests) are, as of such date, owned by such party (either alone, directly, or indirectly through, or together with, one or more of its Subsidiaries).
“Subsidiary Documents” means the certificates of incorporation and by-laws (or comparable organizational documents) of each of the Company’s Subsidiaries.
“Tax” or “Taxes” means (i) all United States federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, backup withholding, duties, intangibles, franchise, and other taxes, charges, fees, levies or like assessments, (ii) any penalties and additions to tax and interest thereon, and (iii) any liability in respect of any item described in clause (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of law or otherwise.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.
“Technology” means, collectively, all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.
“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger and the Shareholders Agreement.
“United States” means the United States of America.
(b) The following terms are defined in the provision of this Agreement set forth opposite such term below:

Adverse Recommendation Change	5.2	(b)
Agreed Courts	8.7	(b)
Agreement	Preamble
Bankruptcy and Equity Exception	3.3	(a)
Balance Sheet Date	3.7
Book-Entry Shares	2.1	(c)
Certificate	2.1	(c)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	2.6
Company	Preamble
Company Acquisition Agreement	5.2	(b)
Company Board	3.3	(a)
Company Charter Documents	3.1	(c)
Company Contract	3.16(a)(xi)
Company Disclosure Schedule	Article III
Company DSU	2.7	(b)
Company Employees	5.11	(c)
Company Insurance Intermediary	3.20	(a)
Company Insurance Subsidiaries	3.20	(a)
Company Material Adverse Effect	3.1	(a)
Company Option	2.7	(a)
Company Plans	3.14	(a)
Company Producers	3.20	(f)
Company PSU	2.7	(b)
Company Recommendation	5.1	(c)
Company Related Person / Company Related Persons	8.8	(e)
Company Reinsurance Agreements	3.20	(b)
Company RSU	2.7	(b)
Company Shareholder Approval	3.3	(c)
Company Shareholders Meeting	5.1	(b)
Company Shares	2.1
Company Stock Plans	2.7	(a)
Company Termination Fee	7.3	(a)
Effective Time	1.3

Engagement Letter	3.23
Environmental Laws	3.15(b)(i)
ERISA	3.14(a)
ERISA Affiliates	3.14(a)
Exchange Fund	2.3(a)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Materials	3.15(b)(ii)
Indemnitee / Indemnitees	5.8(a)
Liens	3.2(c)
Material Contracts	3.16(a)(x)
Maximum Amount	5.8(c)
Merger	Recitals
Merger Consideration	2.1(c)
Merger Sub	Preamble
Negotiating Committee	3.3(b)
NYBCL	1.1
Option Consideration	2.7(a)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Related Person / Parent Related Persons	8.8(d)
Paying Agent	2.3(a)
Permits	3.10
Proxy Statement	3.5
Redemption Request	5.13
Representatives	5.2(a)
Required Company SEC Documents	3.6(a)
Restraints	6.1(d)
Securities Act	3.2(c)
Shareholders Agreement	Recitals
Superior Proposal	5.2(f)(i)
Surviving Corporation	1.1
Takeover Proposal	5.2(f)(ii)
WARN	3.14(h)
Underwater Option	2.7(a)
SECTION 8.12. Interpretation.
(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this

Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
SECTION 8.13. Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PROSIGHT SPECIALTY INSURANCE HOLDINGS, INC.
By:	/s/ Sumit Rajpal
	Name:	Sumit Rajpal
	Title:	Vice President

PSI MERGER SUB INC.
By:	/s/ Sumit Rajpal
	Name:	Sumit Rajpal
	Title:	Vice President

NYMAGIC, INC.
By:	/s/ George R. Trumbull, III
	Name:	George R. Trumbull, III
	Title:	President and Chief Executive Officer

i

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